grapefruit®

June 30, 2022

VIA U.S. MAIL & EMAIL
Alan Hirsch
Chief Executive Officer
Diagnostic Lab Corporation
385 Sylvan Avenue
Englewood Cliffs, NJ 07632

RE: Binding Letter of Intent; Acquisition of Diagnostic Lab Corporation

Dear Mr. Hirsch:

I am pleased to present to you, on behalf of Grapefruit USA, Inc. ("**Grapefruit**" or "GPFT"), this binding letter of intent and the attached Exhibit A (collectively, this "**LOI**") setting forth the basic terms and conditions under which Grapefruit proposes to purchase 100% of the assets of Diagnostic Lab Corporation ("**DLC**") and a related entity (the "**Proposed Transaction**") (each a "**Party**" and collectively, the "**Parties**"). Our proposal is described in detail below.

The proposed asset purchase is based upon our many discussions, GPFT's review of certain financial information that DLC has provided to GPFT, the assumption that DLC's business, operations and assets (the "Business") will be maintained in at least its current condition at all times prior to the closing of the Proposed Transaction (the "**Closing**").

This LOI replaces in its entirety any previous LOI or offer by Grapefruit to acquire the assets of DLC and its affiliates. We intend this LOI to serve as the broad outline for an initial draft of a definitive asset purchase agreement (the "**Purchase Agreement**") and related collateral agreements (collectively, the "**Definitive Agreement**"). After execution of this LOI, DLC and its Attorneys shall commence drafting of the Definitive Agreement and Grapefruit will commence a detailed due diligence investigation ("**Due Diligence**"). Also, GPFT and DLC will develop a timeline to close the transaction by August 30, 2022. Closing of the Transaction is expressly subject to satisfactory completion of both the due diligence investigation and the Definitive Agreement, the terms of which will need to be acceptable to the Parties.

The Parties agree that time is of the essence with respect to the Proposed Transaction and intend to close the Proposed Transaction by August 30, 2022.

Sincerely,

DocuSigned by:
Bradley Yourist
86703B024C654F9...
Bradley Yourist
CEO

EXHIBIT A
Terms of the Proposed Transaction

1. Purchase Price.

Grapefruit will purchase 100% of the assets of DLC and its affiliate GiiG Cannabis for an aggregate purchase price of $625,000.00 USD in cash and $5,000,000 in equity of GPFT at a final price per share to be determined prior to the closing of the Transaction (the "Purchase Price") subject to certain adjustments, as mutually agreed, at the conclusion of GPFT's due diligence. All funds to close this transaction shall be procured by Grapefruit and DLC.

a. Performance Warrants. DLC and GiiG Cannabis may be granted warrants to purchase GPFT common shares upon achievement of certain financial performance standards.

b. DLC shall arrange acquisition of a cannabis testing lab approved by GPFT on terms acceptable to GPFT.

2. Capitalization of Grapefruit.

a. Grapefruit and DLC shall jointly arrange for GPFT to be capitalized with a minimum of Twelve Million, Five Hundred Thousand Dollars ($12,500,000.00) (inclusive of a $5.5 million debt facility) which amount will be sufficient to complete construction of the Coachillin' California "Mothership", fund the Hourglass 510K project and the Hyer medical study and afford sufficient working capital and interest payment reserves to post Transaction Grapefruit to reach positive cash flow.

3. Outstanding Liabilities of DLC.

a. As of the Closing, all of DLC's outstanding loans, judgments, other trade debt, if any, including any other loans outstanding that are directly related to the DLC's business, shall be satisfied in full and extinguished from the $625,000.00 paid at closing.

4. Excluded Assets. The following assets or properties of DLC will be excluded from the transaction and will be transferred by DLC to the applicable Security holders prior to Closing: None.

5. Management and Employment Agreements (the "Employment Agreements") shall be executed for the principals of Grapefruit and DLC.

6. Taxes. DLC will be responsible for their portion of the 2020 and 2021 tax payments and file a final return or equivalent prior to Closing.

7. Definitive Agreement. Grapefruit will be responsible for preparing and delivering to DLC initial drafts of the Definitive Agreement within twenty-one (21) days after the date hereof. The Definitive Agreement shall include, but not be limited to:

a. The Definitive Agreement shall incorporate the concepts summarized in Paragraphs 1 through 6 of this LOI, and all other representations, warranties, indemnities and other terms and conditions customary for similar transactions, including, but not limited to:

i. DLC shall make customary representations and warranties as to:

- ☐ the accuracy and completeness of financial statements of DLC;
- ☐ matters relating to the state of DLC including, without limitation, detailed schedules concerning assets, required consents, contracts, licenses, permits,

liabilities, pending and threatened litigation, liens, title exceptions and other matters as may be reasonable for a transaction of this type;

- the accuracy and completeness of DLC's customer, pricing and revenues information (by year and by customer) for the twelve months preceding the Closing Date; and
- such other matters as are customary in transactions of this type.

ii. The representations and warranties will survive the Closing for a period of six (6) months.

iii. DLC will indemnify Grapefruit from and against:

- any inaccuracy in or breach of any of the representations or warranties of DLC and Security Holders contained in the Purchase Agreement; or
- any breach or non-fulfillment of any covenant, agreement, or obligation to be performed by DLC and Security Holders pursuant to the Purchase Agreement.

iv. Grapefruit will indemnify DLC and Security Holders from and against:

- any inaccuracy in or breach of any of the representations or warranties of Grapefruit contained in the Asset Purchase Agreement; or
- any breach or non-fulfillment of any covenant, agreement, or obligation to be performed by Grapefruit pursuant to the Purchase Agreement.

b. The Employment Agreement(s); and

c. Non-compete/non-solicitation agreements with restrictive covenants lasting no longer than sixty (60) months after Closing, which are to be executed by DLC, including but not limited to, [redacted] and [redacted].

8. Due Diligence.

a. For a period of 21 days after the "Acceptance Date" (as defined as the date that this binding LOI is executed by DLC and returned via email) (the "Due Diligence Period") and subject to the confidentiality provisions described in Paragraph 12 of this LOI, Grapefruit, at its own expense, shall conduct Due Diligence investigation (the "Due Diligence Investigation") on all aspects of DLC including its prospects, market, business, assets, contracts, customers, suppliers, key employees, rights, liabilities, marketing, legal, regulatory and environmental compliance. Subject to the confidentiality provisions described in Paragraph 12 of this LOI, during the Due Diligence Period, DLC agrees to provide Grapefruit and its accountants, attorneys, lenders, financing sources, consultants and other agents and representatives (each a "Representative," collectively, the "Representatives") complete access, at reasonable times and in reasonable places and in a reasonable manner, to DLC's facilities, books and records, and to cause DLC's Representatives to cooperate fully with Grapefruit in its investigation. At no time shall Grapefruit be under an obligation to continue with the Due Diligence Investigation or the Definitive Documentation if, at any time, the results of the Due Diligence Investigation are not satisfactory to Grapefruit for any reason at its sole discretion. Grapefruit shall use its good faith efforts to coordinate the Due Diligence to minimize the number and length of on-site investigations and any other disruptions of DLC's normal operations. All on-site visits and meetings with customers and suppliers as identified by DLC shall be scheduled and in advance; and shall take place within one (1) week of Closing. Grapefruit will conduct all on-site visits and meetings with key employees post-Closing. For the avoidance of doubt, and without limiting DLC obligations under Paragraph 12 of this LOI, Grapefruit shall not, and shall not permit any of its Representatives to, without the prior written consent of Alan Hirsch, disclose to any DLC employee: (a) the fact investigations, discussions, or negotiations are taking or have taken place concerning the Proposed

Transaction, including the status thereof; or (b) any terms, conditions, or other matters relating to the Proposed Transaction.

b. If Grapefruit is dissatisfied with Due Diligence Investigation for any reason or no reason whatsoever, then Grapefruit will have the right to terminate this LOI upon written notice to LOI delivered at any time prior to 5:00 p.m. pacific time on the last day of the Due Diligence Period, this LOI will terminate, and the Parties will have no further liability hereunder (except with respect to Paragraph 12 of this LOI, which will survive termination of this LOI). If Grapefruit does not so notify Security Holders of its election to terminate this LOI prior to 5:00 p.m. pacific time on the last day of the Due Diligence Period, Grapefruit will be deemed to have elected to proceed to Closing, subject to the terms and conditions of the Definitive Documentation.

c. Subject to the Confidentiality provisions described in Paragraph 12 of this LOI, prior to the Closing, DLC shall also provide access, upon mutually agreeable terms to DLC and Grapefruit, to DLC's key executives, employees, customers and suppliers; provided, however, that DLC shall organize and schedule meetings with such DLC's key executives, employees, customers and suppliers and shall be in attendance when such meetings occur.

9. Conditions to Closing. Grapefruit's obligation to consummate the Proposed Transaction shall be subject to customary conditions, including, without limitation:

a. completion of its Due Diligence Investigation pursuant to Paragraph8 above;

b. major clients (i.e., the top five customers by revenue for the twelve (12) month period before Closing) indicating that they are unwilling to work with Grapefruit for whatever reason;

c. All Material (as defined below) business or professional licenses to run the Business;

d. DLC being Materially compliant with state or federal law;

e. DLC not be subject to Material environmental or other Material hazardous liabilities;

f. DLC not being involved in any actual Material union or labor disputes;

g. DLC not having any Material state, local, or federal unpaid taxes at Closing, or DLC being subject to any Material liens or assessments against the Business,

h. absence of Material pending or threatened litigation against DLC and/or any assets of DLC, or pending or threatened claims that could otherwise Materially adversely affect DLC, its operations and the Business, and/or the Definitive Documentation or the transaction contemplated therein;

i. absence of any Material adverse changes in DLC' business, financial condition, prospects, receivables, assets or operations since July 31, 2018, or other mutually acceptable date by the Parties.

j. receipt of any and all Material consents required to affect the Proposed Transaction, including, specifically, any consents related to any and all material contracts with customers of the Business;

k. approval of the Proposed Transaction, which shall be made by Grapefruit's Board of Directors;

l. renewal and/or extension on satisfactory terms of any material contracts which are presently under negotiation;

m. DLC receipt of a mutually acceptable non-compete, non-solicitation, and employment agreements executed by [redacted] and [redacted]

n. other customary terms and conditions typically required for a transaction such as the Proposed Transaction.

For purposes of clauses (d) though (k) above, "Material" or "Materially" means the magnitude of an omission or misstatement of accounting or other information that, in the light of surrounding circumstances, makes it probable the judgment of a reasonable person relying on the information would have been changed or influenced by the omission or misstatement.

10. Exclusive Dealing. DLC agrees that, upon execution hereof by both Parties, it shall cease and it shall cause its Agents and Representatives to cease any and all discussions with any third parties relating to the acquisition or disposition of equity or all or part of the assets of DLC whatsoever, whether through direct purchase and sale, merger, consolidation or other business combination, and DLC, its Agents and Representatives shall not resume any such discussions until the earlier to occur of (i) the termination of this LOI pursuant to Paragraph 18; (ii) the execution of the Definitive Documentation; (iii) The Parties' failure to deliver Definitive Documentation in accordance with the terms and conditions of this LOI; and (iv) the Parties' failure to consummate the transactions contemplated herein by August 30, 2022 (the "Exclusive Period"). DLC may extend the Exclusive Period by consecutive periods of fifteen (15) business days provided that the Parties are progressing, in good faith, towards the consummation of the transactions contemplated herein, as determined in DLC's sole discretion. During the Exclusive Period, DLC shall not, directly or indirectly, through any Representative or otherwise, solicit or entertain offers from, negotiate with or in any manner encourage, discuss, accept or consider any proposal of any other person or entity relating to the acquisition of part or all of the assets of DLC or any units or other interests in DLC whatsoever, whether through direct purchase, merger, consolidation or other business combination. Additionally, DLC shall inform Grapefruit of any such solicitation.

11. Conduct of Business. During the period from the Acceptance Date until the earlier of (i) execution of the Definitive Documentation or (ii) termination of this LOI, DLC shall conduct business only in the ordinary course consistent with historical practice and shall not engage in any extraordinary transactions without Grapefruit's prior written consent, which consent will not be unreasonably withheld, conditioned, or delayed. Specifically, DLC shall not, outside of the ordinary course of business, make any expenditure in an amount greater than $500 nor enter into any agreement obligating DLC that has a term longer than one year without Grapefruit's prior written consent, which consent will not be unreasonably withheld, conditioned or delayed.

12. Confidentiality.

a. Except as and only to the extent permitted in this Paragraph 12, Grapefruit and DLC will not disclose Confidential Information (as defined below) regarding DLC or the Proposed Transaction.

b. Disclosure of Confidential Information by Grapefruit shall be limited only to its Representatives who agree to be bound by this Paragraph and only to the extent necessary to permit such Representatives to assist Grapefruit in evaluating the Proposed Transaction. In addition, Grapefruit will not use and will cause and direct its Representatives not to use any Confidential Information for any reason whatsoever other than in connection with its evaluation of the Proposed Transaction.

c. For purposes of this Paragraph 12, "Confidential Information" means any information relating to or concerning DLC and its Business including, without limitation, its customer lists, customer contact names, the nature and scope of work performed for such customers and all pricing and cost information. Confidential Information shall not include information

that (1) is generally available to or known by the public other than as a result of improper disclosure by Grapefruit or any of its Representatives, or (2) becomes available to Grapefruit or its Representatives from another source on a non-confidential basis provided that such other source is not in violation of any other obligation of confidentiality or misuse.

d. Upon the earlier of (i) DLC's written request; (ii) termination of the LOI or (iii) termination of the Purchase Agreement, Grapefruit promptly shall return to DLC, or destroy (at DLC's option), all Confidential Information regardless of the medium in which such Confidential Information is stored.

e. Grapefruit may disclose to its Representatives, the tax treatment and tax structure of the Proposed Transaction and all materials of any kind (including opinions or other tax analyses) that are provided to Grapefruit relating to such tax treatment and tax structure; provided that the confidentiality and use provisions of this Paragraph 12 shall continue to apply to such information.

f. Grapefruit and DLC shall issue a joint press release and Grapefruit shall file an 8-K redacting the material terms of this binding letter of intent.

13. Costs and Brokers. Each Party hereto shall be responsible for and bear all of its own costs and expenses (including, without limitation, any fees and charges by Representatives) incurred in preparing and negotiating this LOI and the Definitive Documentation, or otherwise in connection with the Proposed Transaction and the consummation thereof. Each Party represents to the other Party that such Party has incurred no liability for any brokerage commission or finder's fee arising from or relating to the Proposed Transaction that would constitute a liability of the other Party. Each Party does hereby covenant and agree to indemnify, protect, defend and hold harmless the other Party from and against all liability, cost, loss, damage or expense, including reasonable attorneys' fees and costs, in relation to any claim or action seeking the payment of any brokerage commission or finder's fee for which the indemnifying Party incurred liability. This Paragraph 13 is intended to be solely for the benefit of the Parties hereto and may not be relied upon by any person or entity not a Party to this LOI.

14. Consents. The Parties shall use commercially reasonable efforts to obtain all necessary consents and approvals, and to comply with all other legal and/or contractual requirements for the execution and consummation of the Definitive Documentation.

15. Closing. The Closing is currently anticipated to take place on or before August 30, 2022, unless mutually extended by the Parties.

16. Miscellaneous. This LOI shall be governed by Delaware law without giving effect to the conflict of Laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of California. The Parties agree any suit, action, or proceeding based on any matter arising out of or in connection with this LOI will be brought in the federal courts of the United States of America or the courts of the State of California, in each case located in the City of Los Angeles, State of California. Each Party irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding. Should a dispute arise in relation to this LOI, the non-prevailing Party shall pay all reasonable attorney's fees and costs incurred by the prevailing Party in relation to such dispute. The words "include" and "including" herein shall be deemed to mean "including without limitation." The headings of the various paragraphs of this LOI have been inserted for reference only and will not be deemed to be a part of this LOI. This LOI may be executed in counterparts, each of which is deemed an original, but all of which together are deemed to be one and the same LOI. A signed copy of this LOI delivered by facsimile, email, or other means of electronic transmission is deemed to have the same legal effect as delivery of an original signed copy of this LOI.

17. Authorization. DLC and Grapefruit are authorized to execute and deliver this LOI.

18. Binding Agreement. Except as set forth in this paragraph 18, this LOI is legally binding on the Parties. This LOI is expressly subject to, among other things:

   a. The consummation of the Proposed Transaction is subject to the negotiation, execution and delivery of mutually satisfactory Definitive Documentation, satisfactory completion of Due Diligence Investigation in accordance with Paragraph 8 hereof, and the approval by the Board of Directors of DLC and Grapefruit of the transactions contemplated by this LOI and all other necessary documentation and approval, if any, to comply with any and all State and Federal security laws, and regulatory guidelines.

   b. Unless and until Definitive Documentation between DLC and the Security holders, on the one hand, and Grapefruit, on the other hand, has been executed and delivered regarding the Proposed Transaction, neither DLC, the Security holders or Grapefruit will be under any legal obligation of any kind whatsoever regarding the Proposed Transaction, including any obligation (a) to consummate a Proposed Transaction.

Please sign and date this LOI in the space provided below to confirm your agreement to the provisions of this LOI and return a signed copy to me by email to Bradley J. Yourist by June 30, 2022. If I do not so receive a signed copy of this LOI by the above-referenced date and time, this LOI and the offer extended herein automatically shall be deemed retracted and null and void.

Sincerely,

DocuSigned by:
Bradley Yourist
86703B024C654F9...
Bradley J. Yourist
Chief Executive Officer

ACCEPTED, REVIEWED AND AGREED TO BY:

Diagnostic Lab Corporation

By: DocuSigned by:
Alan Hirsch
BFB21823BDD6483...
Alan Hirsch
Chief Executive Officer